Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

This FIRST AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated as of April 5, 2010, is made and entered into by and between ACCELRYS, INC. (formerly Pharmacopeia, Inc.), a Delaware corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST CO., as rights agent (the “Rights Agent”). Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to such terms in the Rights Agreement (as defined below).

WHEREAS, the Company and the Rights Agent previously entered into that certain Rights Agreement, dated as of September 6, 2002 (the “Rights Agreement”);

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger and Reorganization (as it may be amended from time to time, the “Merger Agreement”) with Alto Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and Symyx Technologies, Inc., a Delaware corporation (“Symyx”), pursuant to which Merger Sub will merge with and into Symyx, the separate corporate existence of Merger Sub will cease and Symyx will survive as a wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company has determined that, in connection with the execution of the Merger Agreement, it is necessary and desirable to amend the Rights Agreement to exempt, among other things, the Merger Agreement, the execution thereof and the transactions contemplated thereby, including, without limitation, the Merger, from the application of the Rights Agreement, in each case as set forth in this Amendment; and

WHEREAS, (i) Section 27 of the Rights Agreement provides that, prior to the occurrence of a Distribution Date or Triggering Event, the Company may, without the approval of any holders of certificates representing shares of Common Stock and associated Rights, supplement or amend any provision of the Rights Agreement; (ii) pursuant to the terms of the Rights Agreement and in accordance with Section 27 thereof, the Company has directed that the Rights Agreement should be amended and supplemented as set forth in this Amendment prior to the execution of the Merger Agreement; and (iii) pursuant to Section 27 of the Rights Agreement, an appropriate officer of the Company is hereby delivering a certificate to the Rights Agent stating that this Amendment complies with the terms of Section 27 of the Rights Agreement and does not change or increase the Rights Agent’s duties, liabilities, rights or obligations under Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Amendments to Rights Agreement.

(a)	The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is amended by inserting the following as a new paragraph at the end of such definition:

“Notwithstanding anything in this Section 1(a) to the contrary, neither Symyx Technologies, Inc., a Delaware corporation (“Symyx”), nor any of its stockholders, nor any of their respective Affiliates or Associates, either individually or in any combination, shall be deemed to be or become an “Acquiring Person” by virtue of, or as a result of (i) the approval, execution, delivery or performance of the Agreement and Plan of Merger and Reorganization, dated April 5, 2010, by and among the Company, Alto Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and Symyx (the “Merger Agreement”), (ii) the execution and delivery of the Company Stockholder Voting Agreements (as defined in the Merger Agreement) by and between the Company and certain stockholders of Symyx, or (iii) the performance or consummation of any of the other Contemplated Transactions (as defined in the Merger Agreement), including without limitation, the Merger (the foregoing actions being referred to as the “Permitted Events”).”

(b)	The definition of “Stock Acquisition Date” in Section 1(hh) of the Rights Agreement is amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not be deemed to have occurred by virtue of, or as a result of, any Permitted Event or the public announcement thereof.”

(c)	Section 3(a) of the Rights Agreement is amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred, and no separate Rights Certificate will be issued or issuable, by virtue of, or as the result of, any Permitted Event.”

2. Officer’s Certificate. By executing this Amendment below, the undersigned duly appointed officer of the Company certifies that this Amendment has been executed and delivered in compliance with the terms of Section 27 of the Rights Agreement and does not change or increase the Rights Agent’s duties, liabilities, rights or obligations under the Rights Agreement.

3. Interpretation. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

4. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5. Waiver of Notice. The Rights Agent and the Company hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Amendment.

6. Effectiveness. This Amendment shall be deemed effective as of the date first written above. Except as expressly amended herein, all other terms and conditions of the Rights Agreement shall remain in full force and effect. Without limiting the foregoing, the Rights Agent shall not be subject to, nor required to interpret or comply with, or determine if any Person has complied with, the Merger Agreement even though reference thereto may be made in this Amendment and the Rights Agreement.

7. Termination. Notwithstanding anything to the contrary set forth herein, this Amendment shall terminate and be of no further force or effect in the event of the termination of the Merger Agreement for any reason.

8. Governing Law. This Amendment shall be deemed a contract made under the laws of the State of Delaware, and for all purposes of this Amendment shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

9. Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile), each of which shall be an original and all of which shall constitute one and the same document.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first written above.

ACCELRYS, INC.

By:	/s/ David R. Mersten
Name:	David R. Mersten
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN STOCK TRANSFER & TRUST CO., as Rights Agent

By:	/s/ Paula Caroppoli
Name:	Paula Caroppoli
Title:	Vice President